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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66440

FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/19/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triune Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. College St., Suite 100
(No. and Street)

Charlotte (City) NC (State) 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bernadino (704) 714-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC 28280
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 2 3 2005
520

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Bernadino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triune Capital Advisors, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Mary Jo Fowler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations and Members' Equity
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) ~~Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~ See above.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUNE
Capital Advisors, LLC

Triune Capital Advisors, LLC

Financial Statements
and Supplemental Schedules

December 31, 2004

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Members
Triune Capital Advisors, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Triune Capital Advisors, LLC (the "Company") as of December 31, 2004 and the related statements of operations and members' equity and cash flows for the period February 19, 2004 (date of formation) through December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triune Capital Advisors, LLC as of December 31, 2004 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 10 to 13, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
January 21, 2005

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

TRIUNE CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2004

Assets

Current assets:	
Cash	$ 98,835
Cash held by clearing agent	15,000
Commissions and correspondent fees receivable	12,674
Other receivables	1,950
Note receivable – CHARIS Network	5,900
Prepaid expenses	8,923
Total current assets	143,282
Property and equipment, net	141,993
Other assets	12,997
Total assets	$ 298,272

Liabilities and Members' Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 54,162
Current portion of obligations under capital lease	47,941
Total current liabilities	102,103
Obligations under capital lease, less current portion	87,866
Total liabilities	189,969
Members' equity	108,303
Total liabilities and members' equity	$ 298,272

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Period February 19, 2004 (Date of Formation) through December 31, 2004

Income:	
Commissions	$ 53,854
Other income	2,257
Total income	56,111
Expenses:	
Employee compensation and benefits	169,758
Trading fees	27,516
Communications	16,870
Occupancy and equipment rental	49,495
Marketing expense	215,066
Travel and entertainment	30,238
Professional fees	271,841
Insurance expense	20,464
Organizational costs	79,803
Registration fees	30,455
Depreciation and amortization	5,965
Supplies expense	19,526
Interest expense	1,433
Other operating expenses	9,378
Total expenses	947,808
Net loss	(891,697)
Members' equity, beginning of period	--
Capital contributions	1,000,000
Members' equity, end of period	$ 108,303

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Period February 19, 2004 (Date of Formation) through December 31, 2004

Cash flows from operating activities:	
Net loss	$ (891,697)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	5,965
Expenses incurred by members prior to date of formation	79,803
Net changes in operating assets and liabilities:	
Cash held by clearing agent	(15,000)
Commissions and correspondent fees receivable	(12,674)
Note and other receivables	(7,850)
Prepaid expenses	(8,923)
Accounts payable and other accrued expenses	54,162
Net cash used by operating activities	(796,214)
Cash flows from investing activities:	
Net change in other assets	(12,997)
Cash flows from financing activities:	
Capital contributions	920,197
Repayment of capital lease obligations	(12,151)
Net cash provided by financing activities	908,046
Net increase in cash	98,835
Cash at beginning of period	--
Cash at end of period	$ 98,835
Supplemental disclosure of cash flow information:	
Cash paid during the period for interest	$ 1,433
Schedule of noncash investing and financing activities:	
Property and equipment acquired through capital lease obligations	$ 147,958
Expenses incurred by members prior to date of formation	$ 79,803

The accompanying notes are an integral part of these financial statements.

TRIUNE CAPITAL ADVISORS, LLC
Notes to Financial Statements.
For the Period February 19, 2004 (Date of Formation) through December 31, 2004

1. Description of organization and summary of significant accounting policies

Triune Capital Advisors, LLC (the "Company") was formed as a North Carolina limited liability company on February 19, 2004 to provide financial advice and investment products to the Charlotte, North Carolina market through the efforts of experienced and educated financial professionals who will adhere to faith-based business ethics that put the clients' best interest first.

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the SEC and the NASD.

Cash - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Cash held by clearing agent is held as security for customer transactions.

Commissions and correspondent fees receivable - Commissions and correspondent fees receivable primarily represent amounts due from a clearing organization. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

Property and equipment - Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Equipment under capital lease obligations is amortized over the estimated useful life of the equipment. Such amortization is included in depreciation in the financial statements.

Income taxes - The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying corporate income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Note receivable

During 2004, the Company issued the CHARIS Network (the "Network") a note receivable for $5,900 in relation to expenses incurred by the Company for the Network. The note accrues interest at the prime rate plus ½% (5.75% at December 31, 2004). Principal plus accrued interest is due on demand. As of December 31, 2004 no payments have been received in relation to the note receivable.

3. Property and equipment

At December 31, 2004 property and equipment consists of the following:

Computers and office machines	$ 47,687
Furniture and fixtures	100,271
	147,958
Less accumulated depreciation	(5,965)
	$ 141,993

4. Line of credit

The Company has a line of credit agreement with a bank which provides with advances up to $59,000 with interest at the prime rate plus 1.0%. This line of credit is guaranteed by a member. At December 31, 2004 there was no outstanding balance on the line of credit.

5. Capital lease obligations

At December 31, 2004 the Company had leases for various computers and equipment under capital leases. The cost of the equipment was $147,958 and the accumulated amortization on the equipment was $5,965 at December 31, 2004. The future minimum lease payments under these capital leases at December 31, 2004 are as follows:

Year ending December 31	
2005	$ 51,781
2006	51,781
2007	38,835
Total minimum lease payments	142,397
Less: amounts representing interest	6,590
Present value of net minimum lease payments	135,807
Less: current portion	47,941
Obligation under capital lease – long-term	$ 87,866

6. Operating leases

The Company leases office space and certain equipment under operating leases expiring at various dates through 2009. Total rental expense for operating leases amounted to approximately $46,000 for the period ended December 31, 2004. Future minimum rental payments due under these leases at December 31, 2004 are as follows:

Year ending December 31	
2005	$ 164,443
2006	169,262
2007	173,275
2008	175,534
2009	180,800
	$ 863,314

7. Net capital requirement

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. At December 31, 2004 the Company had net capital, as defined, of $72,347, which is $22,347 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $189,969 and its net capital ratio was 2.63 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

8. Off-balance sheet risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Supplemental Report On Internal Control

To the Members
Triune Capital Advisors, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Triune Capital Advisors, LLC (the "Company") for the period February 19, 2004 (date of formation) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

Supplemental Report On Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Triune Capital Advisors, LLC for the year ended December 31, 2004.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgement, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Members, the SEC, The National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
January 21, 2005

TRIUNE CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Total members' equity as reported in accompanying statement of financial condition	$108,303
Deductions:	
Nonallowable assets:	
Other assets	12,997
Unsecured receivables	7,850
Prepaid expenses	8,923
Property and equipment, net	6,186
	35,956
Net capital	$ 72,347
Aggregate indebtedness:	
Accounts payable and other accrued liabilities	$189,969
Total aggregate indebtedness	$189,969
Minimum net capital requirement	$ 50,000
Excess net capital at 800%	$ 22,347
Excess net capital at 1000%	$ 22,347
Ratio of aggregate indebtedness to net capital	2.63 to 1

(Continued)
See independent auditors' report.

TRIUNE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission - continued
December 31, 2004

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital as reported in Part II of FOCUS report	$ 73,705
Audit adjustments, net	1,358
Net capital per above	$ 72,347

See independent auditors' report.

TRIUNE CAPITAL ADVISORS, LLC
Computation For Determination of Reserve Requirements
For Broker-Dealers Under SEC Rule 15c3-3
as of December 31, 2004

Triune Capital Advisors, LLC did not carry any balances for customers as of December 31, 2004 or at any time during the period from February 19, 2004 through December 31, 2004 and is therefore exempt from this computation requirement.

TRIUNE CAPITAL ADVISORS
Information For Possession Or Control
Requirements Under SEC Rule 15c3-3
as of December 31, 2004

Triune Capital Advisors, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2004 or at any time during the period from February 19, 2004 through December 31, 2004 and this requirement for information is therefore not applicable.